Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Third Quarter 2011 Operating Results
Quarterly Revenue Increases 11% to $26.8 million
Year to Date Adjusted Operating Income Up 91%
New York, NY, May 13, 2011 — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the United States, today announced its results for the fiscal third quarter ended March 31, 2011.
The Company’s revenue for the quarter ended March 31, 2011 was $26.8 million, an increase of 11% from $24.1 million reported in the third quarter of fiscal 2010. Revenue from the Company’s Australian, Canadian and United Kingdom operations were up 7%, 11% and 19%, respectively, from the fiscal third quarter of 2010. When measured in local currencies, Canadian and United Kingdom revenues increased 6% and 16%, respectively compared to the prior year quarter while Australian revenues declined 4%. Consolidated revenue for third fiscal quarter 2010 was very strong, up 93% from the previous fiscal year, making for a difficult comp in the current year quarter.
Adjusted Operating Income decreased from $2.7 million for the fiscal third quarter ended March 31, 2010 to $1.9 million for the quarter ended March 31, 2011. The Company defines Adjusted Operating Income (Loss) as net operating income (loss) plus depreciation and amortization expense. The decrease mainly pertains to the Company’s Australia operations which suffered a decrease in revenues in local currency, which when combined with the Company’s primarily fixed cost business model led to a decrease in Adjusting Operating Income despite the consolidated revenue increase. Adjusted Operating Income includes the impact of non-cash compensation from the granting of stock options and restricted stock which was $0.4 million for the current quarter compared to $0.3 million for the previous year quarter. The increase in third quarter fiscal 2010 Adjusted Operating Income had been one of the largest in Company history, increasing from a significant Adjusted Operating Loss for the fiscal quarter ended March 31, 2009.
Net loss for the third quarter of fiscal 2011 was $0.2 million compared to net income of $0.5 million for the same quarter a year ago. Included in the United Kingdom results were $0.7 million of amortization expense related to the intangibles of the Company’s acquisition of Unique Broadcasting in March 2009.
The Company’s revenue for the nine months ended March 31, 2011 was $83.9 million, an increase of 20% from $70.1 million reported for the first nine months of fiscal 2010. Revenue from the Company’s Australian, Canadian and United Kingdom operations were up 18%, 62% and 11%, respectively, from the nine month period ended March 31, 2010. When measured in local currencies, Australian, Canadian and United Kingdom revenues increased 8%, 55% and 13%, respectively compared to the prior year nine month period.
Adjusted Operating Income increased $6.0 million to $12.6 million for the nine month period ended March 31, 2011 compared to $6.6 million for the comparable period ended March 31, 2010. Adjusted Operating Income includes the impact of non-cash compensation from the granting of stock options and restricted stock which was $1.0 million for the current period compared to $0.9 million for the year ago period.
Net income for the first nine months of fiscal 2011 was $4.9 million compared to net income of $0.3 million in the year ago period. In addition to the continued (and increased) profitability of the Australian operations, the Company’s United Kingdom operations attained profitability while the Company’s Canadian operations significantly reduced their net loss compared to the nine months ended March 31, 2010. Included in the United Kingdom current results were $2.0 million of amortization expense related to the intangibles of the Company’s acquisition of Unique Broadcasting in March 2009.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We believe the decrease in Adjusted Operating Income this quarter is a temporary pause in our continued growth. Over the previous five quarters our trailing twelve month Adjusted Operating Income grew from $2.3 million to $15.9 million. For the nine month period ended March 31, our Adjusted Operating Income has almost doubled to $12.6 million from $6.6 million last year. Looking to the current quarter, we believe that the last year comparable is not as challenging as was third quarter 2010. We are off to a good start as revenue for April was strong, as all of our markets were up both in U.S. dollars and their local currencies. Canada’s bookings have already exceeded last quarter and the previous year finish so we expect a nice increase out of this market and anticipate Adjusted Operating Income being positive for the quarter. In addition, foreign currency exchange rates continue to have a positive impact on our consolidated results and based on the exchange rates to date appear poised to be a material benefit in the fourth quarter of fiscal 2011 as well.”
Mr. Yde continued, “Global Alert Network, our personalized alerting product for mobile phones, has added a significant number of subscribers since our launch in February 2011. We now have in excess of 80 thousand users and had over 700 thousand traffic and weather alert messages received by these subscribers in the month of April alone. We are in the process of attempting to secure charter advertisers for the service and expect to begin to generate revenue shortly.”
Mr. Yde concluded, “We anticipate solid growth this quarter and a strong finish to the fiscal year. Our Company continues to generate strong free cash flow and maintain a rock solid balance sheet which has no debt and almost $2.00 per share in cash. We continue to be well positioned in the advertising market place, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.”

Fourth Fiscal Quarter 2011 Outlook
To date, for the Company’s fiscal fourth quarter ending June 30, 2011, revenue reflected in the Company’s internal sales reports is higher compared to the fiscal fourth quarter ended June 30, 2010 at the same date, primarily due to a weakening of the U.S. dollar. The impact of a weaker U.S. dollar, all other things being equal, is to increase the reported revenues and expenses when local currency financial statements are translated into financial statements reported in U.S. dollars compared to a neutral exchange rate. Should foreign exchange rates and revenues from the Company’s consolidated operations end fiscal fourth quarter 2011 consistent with the exchange rates to date and current sales pacings, the Company anticipates revenues, Adjusted Operating Income and net income will exceed the fiscal fourth quarter ended June 30, 2010. However, a significant portion of our anticipated revenue has not yet been booked and softness in May and/or June’s results could cause our actual performance to be less than anticipated.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EST on Friday, May 13, 2011, to discuss its fiscal third quarter 2011 results, as well as other relevant matters. To listen to the call, dial (877) 303-9131 (domestic), or (408) 337-0141 (international), and enter the pass code 58181039. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from 11:30 a.m. May 13, 2011 through May 21, 2011. To access the replay, please call (800) 642-1687 (domestic) or (706) 645-9291 (international) and enter the following code: 58181039.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “anticipate,” “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.

	Currency Exchange Rates for Income Statement Information
	Three Months Ending	Three Months Ending
	March 31, 2011	March 31, 2010	Difference
Australia	1.0056	0.9039	+11.3%
Canada	1.0141	0.9606	+ 5.6%
United Kingdom	1.6028	1.5614	+ 2.7%
supplemental disclosures regarding non-gaap financial information
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.

     The following presents the reconciliation of net operating income to Adjusted Operating Income for the three and nine month periods ended March 31, 2011 and 2010.

	Three Months		Nine Months
	Ended		Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income	$398	$1,365	$8,182	$2,686
Add back:
Depreciation and amortization expense	1,509	1,353	4,422	3,910

Adjusted Operating Income	$1,907	$2,718	$12,604	$6,596

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended March 31,

	2011	2011	2011	2011	2011	2011
	Australia	Canada	UK	Alert*	Corporate	Total
Revenues	$15,199	$3,010	$8,579	$—	$—	$26,788
Operating expenses
Traffic	6,094	2,681	6,285	274	—	15,334
News	2,759	—	496	—	—	3,255
TV	286	—	—	—	—	286
Selling, G&A	2,775	950	998	43	—	4,766
Corporate overhead	460	—	90	—	332	882
Non-cash compensation	—	—	—	—	358	358
Depreciation/amortization	266	515	728	—	—	1,509

Net operating income (loss)	2,559	(1,136)	(18)	(317)	(690)	398

Interest expense	—	—	—	—	—	—
Other (income)	(364)	—	(4)	—	—	(368)
Other expense	—	21	—	—	11	32

Net income (loss) before taxes	2,923	(1,157)	(14)	(317)	(701)	734
Income tax expense (benefit)	888	—	25	—	9	922
Net income (loss)	$2,035	$(1,157)	$(39)	$(317)	$(710)	$(188)

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Alert*	Corporate	Total
Revenues	$14,210	$2,678	$7,225	$—	$—	$24,113
Operating expenses
Traffic	5,223	2,437	5,337	99	—	13,096
News	2,262	—	404	—	—	2,666
TV	236	—	—	—	—	236
Selling, G&A	2,519	870	766	9	—	4,164
Corporate overhead	411	—	—	—	506	917
Non-cash compensation	—	—	—	—	316	316
Depreciation/amortization	251	370	707	25	—	1,353

Net operating income (loss)	3,308	(999)	11	(133)	(822)	1,365

Interest expense	—	—	—	—	—	—
Other (income)	(200)	—	(47)	—	1	(246)
Other expense	—	2	—	—	—	2

Net income (loss) before taxes	3,508	(1,001)	58	(133)	(823)	1,609
Income tax expense (benefit)	1,050	—	61	—	15	1,126
Net income (loss)	$2,458	$(1,001)	$(3)	$(133)	$(838)	$483

*	Global Alert Network, Inc. (formerly Mobile Traffic Network, Inc.)

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Nine Months Ended March 31,

	2011	2011	2011	2011	2011	2011
	Australia	Canada	UK	Alert*	Corporate	Total
Revenues	$49,717	$10,494	$23,691	$—	$—	$83,902
Operating expenses
Traffic	17,444	7,720	17,082	631	—	42,877
News	8,023	—	1,519	—	—	9,542
TV	777	—	—	—	—	777
Selling, G&A	8,820	3,003	2,596	80	—	14,499
Corporate overhead	1,313	—	90	—	1,167	2,570
Non-cash compensation	—	—	—	—	1,033	1,033
Depreciation/amortization	799	1,474	2,148	1	—	4,422

Net operating income (loss)	12,541	(1,703)	256	(712)	(2,200)	8,182

Interest expense	—	—	—	—	—	—
Other (income)	(902)	(4)	(10)	—	—	(916)
Other expense	—	27	—	—	12	39

Net income (loss) before taxes	13,443	(1,726)	266	(712)	(2,212)	9,059
Income tax expense	4,048	—	90	—	25	4,163
Net income (loss)	$9,395	$(1,726)	$176	$(712)	$(2,237)	$4,896

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Alert*	Corporate	Total
Revenues	$42,227	$6,487	$21,349	$31	$—	$70,094
Operating expenses
Traffic	14,858	7,114	16,466	401	—	38,839
News	6,777	—	1,369	—	—	8,146
TV	700	—	—	—	—	700
Selling, G&A	7,516	2,018	2,613	142	—	12,289
Corporate overhead	1,196	—	—	—	1,379	2,575
Non-cash compensation	—	—	—	—	949	949
Depreciation/amortization	750	903	2,179	78	—	3,910

Net operating income (loss)	10,430	(3,548)	(1,278)	(590)	(2,328)	2,686

Interest expense	15	—	—	—	—	15
Other (income)	(513)	(9)	(131)	—	(101)	(754)
Other expense	—	6	—	26	—	32

Net income (loss) before taxes	10,928	(3,545)	(1,147)	(616)	(2,227)	3,393
Income tax expense (benefit)	3,291	—	(184)	—	15	3,122
Net income (loss)	$7,637	$(3,545)	$(963)	$(616)	$(2,242)	$271

*	Global Alert Network, Inc. (formerly Mobile Traffic Network, Inc.)

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$26,788	$24,113	$83,902	$70,094

Operating expenses (exclusive of depreciation and amortization shown separately below)	18,875	15,998	53,196	47,685
Selling, general and administrative expenses	6,006	5,397	18,102	15,813
Depreciation and amortization expense	1,509	1,353	4,422	3,910

Net operating income	398	1,365	8,182	2,686
Interest expense	—	—	—	15
Other (income) (including interest income of $367 and $200 for the three months ended March 31, 2011 and 2010 and interest income of $907 and $513 for the nine months ended March 31, 2011 and 2010)	(368)	(246)	(916)	(754)
Other expense	32	2	39	32

Net income before income taxes	734	1,609	9,059	3,393
Income tax expense	922	1,126	4,163	3,122

Net (loss) income	$(188)	$483	$4,896	$271

(Loss) income per common share:
Basic	$(0.01)	$0.03	$0.27	$0.01
Diluted	$(0.01)	$0.03	$0.26	$0.01
Weighted average common shares outstanding:
Basic	18,298,051	18,118,170	18,214,696	18,100,262
Diluted	18,298,051	18,139,989	18,607,610	18,109,126

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31,	June 30,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$36,972	$19,564
Accounts receivable net of allowance for doubtful accounts of $140 and $69 at March 31, 2011 and June 30, 2010	22,579	18,790
Prepaids and other current assets	1,518	1,989
Deferred tax assets	354	239

Total current assets	61,423	40,582

Property and equipment, net	6,441	6,693
Intangibles	11,909	13,013
Goodwill	4,565	4,257
Deferred tax assets	182	129
Other assets	332	414

Total assets	$84,852	$65,088

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$15,555	$11,709
Deferred revenue	645	810
Income taxes payable	1,800	1,306

Total current liabilities	18,000	13,825
Deferred tax liabilities	3,039	2,747
Other liabilities	464	349

Total liabilities	21,503	16,921

Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2011 and June 30, 2010	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 19,010,851 shares issued and outstanding as of March 31, 2011 and 18,409,834 shares issued and outstanding as of June 30, 2010	19	18
Additional paid in capital	54,149	51,391
Accumulated other comprehensive income	7,916	389
Retained earnings (accumulated deficit)	1,265	(3,631)

Total shareholders’ equity	63,349	48,167

Total liabilities and shareholders’ equity	$84,852	$65,088

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended
	March 31,
	2011	2010
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$4,896	$271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,422	3,910
Allowance for doubtful accounts	71	(54)
Non-cash compensation expense	1,033	949
Change in deferred taxes	14	(211)
Foreign currency translation income	—	(101)
Loss on disposal or write down of assets	92	26
Changes in assets and liabilities (net of effects from purchase of controlled entity):
Accounts receivable	(788)	(1,371)
Prepaid and other current assets and other assets	790	14
Accounts payable and accrued expenses and other liabilities	1,872	1,031
Deferred revenue	(298)	(474)
Income taxes payable	183	(782)

Net cash provided by operating activities	12,287	3,208

Cash flows from investing activities:
Purchase of property and equipment	(1,723)	(1,204)
Acquisition of business	—	(3,488)

Net cash used in investing activities	(1,723)	(4,692)

Cash flows from financing activities:
Proceeds from exercise of warrants	1,791	—
Repayment of long term debt	—	(414)

Net cash provided (used) in financing activities	1,791	(414)

Effect of exchange rate changes on cash and cash equivalents	5,053	1,853

Net increase (decrease) in cash and cash equivalents	17,408	(45)
Cash and cash equivalents at beginning of fiscal period	19,564	21,419

Cash and cash equivalents at end of fiscal period	$36,972	$21,374

Supplemental disclosures of cash flow information:
Cash paid during the fiscal period for:
Interest	$—	$15

Income taxes	$3,990	$4,142

At KCSA Strategic Communications
Phil Carlson/Marybeth Csaby, 212-896-1233/1236
pcarlson@kcsa.com/mcsaby@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer,
Chief Operating Officer & Treasurer
scott.cody@globaltrafficnet.com
Source: Global Traffic Network, Inc.